82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030556

REGISTRANT'S NAME A.L.I. Technologies Inc.

*CURRENT ADDRESS ____________________

PROCESSED

APR 16 2002

THOMSON FINANCIAL P

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3991 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 3/15/02



A.L.I. Technologies Inc.

ANNUAL REPORT 2001

FINANCIAL HIGHLIGHTS

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)	1999	2000	2001
Revenue Growth	1%	47%	28%
Total Revenue	$ 21,414	$ 31,473	$40,400
Net Income (loss)	$ (975)	$ (3,939)	$ 3,573
Earnings Per Share (basic)	$ (0.09)	$ (0.37)	$ 0.34

SHARE CAPITAL AND PER SHARE INFORMATION

Years ended September 30	1999	2000	2001
Common share trading price			
High	$ 16.50	$ 9.25	$ 8.30
Low	$ 5.30	$ 3.40	$ 2.35
Close	$ 5.30	$ 4.75	$ 7.30

(IN THOUSANDS)	1999	2000	2001
Shares outstanding at year-end	10,919	10,351	10,567
Options outstanding at year-end	1,283	1,275	1,775
Weighted average shares outstanding at year-end	11,079	10,713	10,881

TSE:ALT

INVESTOR INQUIRIES
J. Caren Holtby
Telephone: (604) 821-6333
Facsimile: (604) 279-5468
E-mail:
choltby@alitech.com

STOCK EXCHANGE
The Toronto Stock Exchange
Symbol: ALT

ANNUAL GENERAL MEETING
Tuesday, March 19, 2002
10:00 a.m. (PST)
A.L.I. Technologies Inc.
#130 - 10711 Cambie Road
Richmond, BC Canada
V6X 3G5

PROFITABILITY — 3 YEAR COMPARATIVE


Millions $
EPS (basic)
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$(0.10)
$(0.20)
$(0.30)
Revenue
Gross Profit
EPS (basic)
Q1-FY99
Q2-FY99
Q3-FY99
Q4-FY99
Q1-FY00
Q2-FY00
Q3-FY00
Q4-FY00
Q1-FY01
Q2-FY01
Q3-FY01
Q4-FY01
Q1-FY02

ALI SHARE PRICE COMPARED TO THE TSE SOFTWARE TECHNOLOGY INDEX


ALI Share Price
TSE Software Index*
$31.60
$23.70
$15.80
$7.90
0
800
600
400
200
0
Sept 96
Dec 96
Mar 97
Jun 97
Sept 97
Dec 97
Mar 98
Jun 98
Sept 98
Dec 98
Mar 99
Jun 99
Sept 99
Dec 99
Mar 00
Jun 00
Sept 00
Dec 00
Mar 01
Jun 01
Sept 01
Dec 01
ALI Share Price
TSE Software Index — indexed

*indexed against ALI share price

A.L.I. TECHNOLOGIES INC.

GENERAL COUNSEL
J. Kelly Edmison Law Corporation
Vancouver, BC

SECURITIES COUNSEL
Ladner Downs
Vancouver, BC

AUDITORS
KPMG LLP
Vancouver, BC

BANK
Royal Bank of Canada
Vancouver, BC

TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, BC

MISSION

A.L.I. Technologies Inc. (ALI) provides digital medical image network solutions that automate workflow and eliminate the use of film in hospitals and clinics. We create value for our customers by improving productivity, reducing operating costs, and ultimately improving patient care through the delivery of more timely and accurate diagnostic information.

People, Passion, Performance

TABLE OF CONTENTS:

ALI is a public company (TSE:ALT) with its corporate headquarters near Vancouver, Canada. With over 200 employees, ALI serves the needs of hospitals and clinics in the United States, Canada, Europe and other selected countries. ALI has systems installed in every type of medical facility, from private imaging centers to pre-eminent university teaching hospitals.

We are extremely pleased to provide this report on the significant growth and profitability acheived by your Company. In the first quarter of fiscal 2002 ended December 31, 2001, ALI reported:

- Record revenues of $15.7 million, up 79% year over year and up 28% quarter over quarter
- Record earnings of $3.6 million, up 48% over the prior quarter
- Basic earnings per share of $0.34 compared to $0.21 in the prior quarter

Business Highlights

We initiated a program to expand our sales force by 50%, increasing our systems sales team from ten to 15 and our regional sales management from three to five executives. New staff have been hired in three of the new sales territories. Our western U.S. regional sales executive opening has been filled through an internal promotion.

We initiated a facilities expansion program to increase our systems production capacity by 100% and our staff facilities by approximately 60%. The production expansion will be complete in March 2002 and the staff facilities will be completed in phases over the course of the year.

We added a net of 28 new employees, increasing our work force by 14% during the quarter.

In November, we attended the industry's key annual trade show (Radiological Society of North America) in Chicago. Although trade show attendance declined this year due to 9/11 concerns, we generated a record number of new sales opportunities (up 19% from last year). We introduced a significant number of new product innovations that received high praise from our customers including:

- A master patient record to create a single view of a patient with a multi-site, multi-information hospital enterprise
- A new generation of workstations adding advanced display capabilities for nuclear medicine and 3D imaging
- A new Internet down-loadable diagnostic workstation to serve the needs of imaging specialists at home or anywhere in the hospital
- A CD media system to distribute medical images with an embedded workstation to provide a more convenient and lower cost method of distributing images to referring physicians
- A new diagnostic reporting system that allows clinicians to create and distribute the results of examinations more productively

These new features will be included in our ALI UltraPACS Version 4.6 product scheduled for a Spring 2002 release.

In December, Medical Imaging magazine published its annual ranking of the industry's best suppliers based on a survey of the magazine's readership. ALI made its debut in this prestigious survey, ranking among the top ten vendors and notably ranked number five for the quality of our customer service program.

During Q1-FY02, we commissioned ALI UltraPACS systems at 19 new customer facilities and expanded or upgraded 21 existing systems. Four new multi-site networks were implemented. During the quarter, we initiated network services to 147 new medical imaging devices, of which 68 were ultrasound scanners and 79 were other imaging modalities. As at December 2001, we served our customers by networking a cumulative total of 1,999 imaging devices in 492 facilities, including 63 multi-site enterprise systems.

Financial Results

We recorded sales of C$15.7 million this quarter (Q1-FY02), up 79% year over year and up 28% quarter over quarter. Record revenues were achieved in all three of our business segments - system sales, channel sales and service. Radiology system sales were particularly robust, with Q1-FY02 sales up 140% compared to the average revenue recorded in each of the prior four quarters.

Gross margins of 55.6% were 150 basis points lower than the prior quarter but above our expectations. These positive results were achieved due to production efficiencies that exceeded plan, reduced costs of purchased equipment and the favourable foreign exchange impact.

Operating expenditures of C$5.0 million increased by 1% over the prior quarter. Relative to sales, operating cost productivity of 31.6% was significantly better than the 40.1% recorded in the prior quarter. Improving operating efficiency was expected, but the magnitude of this improvement was better than planned.

Net income of C$3.6 million (C$0.34 per share) compared to a loss in the same quarter last year reflected a 48% increase over the prior quarter. Our net margin of 22.9% also increased over the 19.9% achieved in the prior quarter.

Pro Forma earnings per share (excluding amortization of goodwill and foreign exchange gain or loss) for Q1-FY02 were $0.34 versus $0.21 in the prior quarter.

Profitability was enhanced by revenue acceleration, cost reductions, and a gain of C$166 thousand realized from revaluation of balance sheet assets arising from a weak Canadian dollar relative to the U.S. dollar. We are accruing for income taxes an amount equal to 8% of net income.

At the end of the quarter, we held cash and money market assets of C$17.0 million, up C$3.4 million quarter over quarter. Increased working capital for accounts receivable and inventory were largely funded from operating profits while a C$3.1 million increase in customer deposits contributed to the positive cashflow. Our accounts receivable were equivalent to 84 days sales outstanding compared to 82 last quarter. Inventories of C$4.5 million increased by C$1.3 million. The additional equipment is held as production in process for customer systems installations scheduled for Q2-FY02.

Financial Guidance

Q1-FY02 revenue was consistent with our financial guidance with a minor upward adjustment for foreign exchange impact during the quarter. Net income was markedly better than our guidance because of higher than forecast profitability driven by operating efficiencies, currency translation, and effective cost control.

We continue to have excellent visibility for higher revenues and earnings but re-iterate our caution that such dynamic growth also makes revenue and earnings that much more difficult to project.

We re-affirm our expectation that full fiscal 2002 revenue will be in excess of C$70 million. We are revising our guidance for gross margins to a target of 55% and expect operating costs will continue to represent less than 40% of sales. Accordingly, our guidance for earnings has been increased to at least C$1.40 per share. However, we add the additional caveat that projections for earnings presume that U.S./Canadian currency exchange rates will remain constant over the balance of the year. In the event the Canadian dollar appreciated against the US dollar our profitability would be diminished.

In Summary

Greg Peet, Chairman and CEO said, "The long term investments made by the Company and our staff in the creation of great products and services that bring value to our customers are being rewarded. We are favored to be the vendor of choice for many new customers and we continue to benefit from the business conditions that are uniquely positive in our sector".



Greg Peet
President & CEO

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, economic and political conditions and adequate protection of the proprietary interests of the Company.

Consolidated Statements of Earnings

(Expressed in thousands of Canadian dollars, except per share amounts)		Three months ended Unaudited Dec 31/01		Three months ended Unaudited Dec 31/00
Sales	$	15,749	$	8,812
Cost of sales		6,987		4,171
		8,762		4,641
Expenses:				
Amortization		344		392
Administration		849		703
Sales and marketing		1,968		1,710
Research and development		1,829		1,503
Less government grants and tax credits		(6)		(11)
		4,984		4,297
Earnings from operations		3,778		344
Interest income		128		107
Foreign exchange gain (loss)		166		(127)
Other items		-		(898)
Earnings (loss) before amortization of goodwill & income tax		4,072		(574)
Income tax expense		352		8
Earnings (loss) before amortization of goodwill		3,720		(582)
Amortization of goodwill		106		108
Net earnings (loss)	$	3,614	$	(690)
Earnings (loss) per share before amortization of goodwill (basic)	$	0.35	$	(0.05)
Earnings (loss) per share before amortization of goodwill (diluted)	$	0.32	$	(0.05)
Earnings (loss) per share (basic)	$	0.34	$	(0.06)
Earnings (loss) per share (diluted)	$	0.31	$	(0.06)

Consolidated Statements of Deficit

(Expressed in thousands of Canadian dollars)		Three months ended Unaudited Dec 31/01		Three months ended Unaudited Dec 31/00
Deficit, beginning of period	$	(9,143)	$	(13,674)
Net earnings (loss)		3,614		(690)
Deficit, end of period	$	(5,529)	$	(14,364)

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)		Unaudited Dec 31/01		Audited Sep 30/01
Assets				
Current assets:				
Cash and cash equivalents	$	1,971	$	1,583
Short-term investments		15,011		12,011
Accounts receivable		14,629		11,019
Inventories		4,517		3,221
Prepaid expenses		1,456		725
Future income taxes		106		106
		37,690		28,665
Capital assets		3,971		4,051
Other assets		657		862
Future income taxes		899		899
Intangible assets		1,051		1,157
	$	44,268	$	35,634
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	5,532	$	4,022
Current portion of deferred tenant inducements		81		81
Current portion of deferred revenue		6,426		3,226
Current portion of long-term debt		20		52
		12,059		7,381
Deferred tenant inducements		569		589
Deferred revenue		378		432
Shareholders' equity:				
Share capital (note 2)		36,755		36,339
Deficit		(5,529)		(9,143)
Cumulative translation adjustment		36		36
		31,262		27,232
	$	44,268	$	35,634

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)	Three months ended Unaudited Dec 31/ 01	Three months ended Unaudited Dec 31/ 00
Cash flows from operating activities:		
Net earnings (loss)	$ 3,614	$ (690)
Items not involving cash:		
Write-downs due to European operations	-	898
Amortization	567	550
Foreign exchange (gain) loss	(166)	127
Deferred tenant inducements	(20)	(20)
Changes in non-cash working capital:		
Accounts receivable	(3,610)	139
Inventories	(1,315)	356
Prepaid expenses	(731)	93
Accounts payable and accrued liabilities	1,510	(368)
Deferred revenue	3,146	979
	2,995	2,064
Cash flows from investing activities:		
Short-term investments	(3,000)	779
Purchase of capital assets	(214)	(112)
Equipment held for rental and under operating leases	-	2
Long-term receivables	57	9
	(3,157)	678
Cash flows from financing activities:		
Repayment of bank indebtedness	-	(629)
Issuance of share capital	416	4
Repurchase of common shares	-	(81)
Repayment of long-term debt	(32)	(1)
	384	(707)
Effect of foreign currency exchange rates on cash and cash equivalents	166	(134)
Increase in cash and cash equivalents	388	1,901
Cash and cash equivalents, beginning of period	1,583	-
Cash and cash equivalents, end of period	$ 1,971	$ 1,901

Notes to Interim Financial Statements

Note 1 - Significant Accounting Policies

The interim consolidated financial statements of A.L.I. Technologies Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in note 2 to the Company's annual consolidated financial statements for the year 2001, except earnings per share. Earnings per share figures have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied retroactively and there was no material impact on the figures presented.

These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year 2001.

Note 2 - Share capital

The following weighted average number of shares was used for the computation
of earnings (loss) per share:

	Unaudited Dec 31/ 01	Unaudited Dec 30/ 00
Weighted average shares used in computation of basic earnings (loss) per share	10,604	10,341
Weighted average shares from assumed conversion of dilutive options	1,186	-
Weighted average shares used in computation of diluted earnings per share	11,790	10,341
Total common shares issued and outstanding	10,656	10,332
Total share options outstanding	1,684	1,809

Note 3 - Supplementary information:

	Three months ended Unaudited Dec 31/ 01	Three months ended Unaudited Dec 30/ 00
Cash paid for:		
Interest	1	38
Income taxes	95	-
Non-cash investing activities:		
Transfer of inventory into capital assets	19	135



CEO'S report TO SHAREHOLDERS

What a difference a year makes.

In each of the two prior annual reports, I have spoken to the need for patience in transitioning the Company and building the business on the strength of superior products and service. This year, I have the pleasure of reporting on the tangible achievements that have been realized through the execution of this plan.

The success we have achieved is the consequence of the enormous talent and continuous commitment of your staff and management and the tireless efforts they have directed at earning the trust and respect of our customers. What differentiates ALI as a great company is the commitment to customers that pervades our company culture. It is to this old-fashioned business value that we celebrate our theme for this report — People, Passion and Performance.

THE FUTURE IS NOW

We have invested in the development of technology and products that address our vision of creating cost and time efficient enterprise solutions that provide immediate access to diagnostic images and reports. Our digital image management systems are making a significant contribution toward the creation of a comprehensive electronic patient record that is unbounded by physical location. Our products help healthcare professionals deliver better patient care and enhance a work environment that is both filmless and paperless.

The foundation for our business plan has been the expectation that adoption of electronic image management networking systems would be driven by technology and economic necessity. This premise is now a reality.

Our system solutions are based on innovative, new technologies which continue to benefit from cost reductions in digital imaging processing, mass storage, and broadband networking. We continue to be at the forefront of the information age revolution for which these technologies are the cornerstone. Our products are providing better performance at lower cost and in a fashion that is clearly superior in every way to the traditional film and paper processes we aspire to replace.

Moreover, we have also benefited from the evolution of medical imaging technology. Current generation imaging devices produce significantly more images in each patient examination and deliver these digital images directly to a computer network.

For example, computed tomography devices can now generate from 500 to 1,000 images per case compared to the 50 to 100 images typically produced just a few years ago. The clinical potential of this 10-fold improvement in anatomical detail would be foregone in a film environment because the amount of film necessary to display that number of images would be cost-prohibitive and the clinicians simply could not practically view that amount of film-based images in a timely manner. Our computer workstations address this challenge by substantially eliminating the incremental cost of the additional images and by presenting large image sets in an ergonomic way. Beyond simply replacing film-viewing techniques, our systems provide new ways to visualize the images through sophisticated presentation protocols that include image processing and linked display of current and prior exams. Three-dimensional images can be reconstructed from the capture of a large number of two-dimensional images, leading to better perception of anatomical form or the ability to create a new two-dimensional image that provides a different perspective from that originally captured. In the near future, the physician's diagnosis will be aided by computer image analysis.

Most types of medical devices (ultrasound, magnetic resonance imaging, computed tomography, and nuclear medicine) now create images in a digital format through digital signal processing techniques. Instead of converting those digital images to a video format in order to produce film, these images are processed into industry standard (DICOM) file formats. Even X-ray technology, which has been inherently film-based and is used in the majority of medical exams, is evolving towards digital image production with the rapid adoption by hospitals of new computed radiography (CR) and digital radiography (DR) X-ray technologies.

Just as all medical imaging technologies will adopt digital imaging processes, digital image management systems will soon be ubiquitous in the radiology environment. Our results are now beginning to reflect the increasing demand for such systems.

THE MARKET IS GROWING AND YOUR COMPANY IS GROWING FASTER

We believe that the North American market potential for image management systems for radiology applications is in excess of C$8 billion. We estimate that filmless image management systems are currently connected to only 15% of medical devices (+/-5%); many of which are early-generation technology that is likely to be replaced. It is our belief that in the order of 90% of medical devices will be connected to filmless image networks by the end of the decade. If so, our business is positioned to capitalize on this long-term sectoral technology shift.

We have already seen evidence of this as hospital implementation of digital image networks accelerated in 2001, following a preoccupation with Y2K issues in the prior two years. Consensus estimates for industry growth in 2001 ranged between 25% and 30% with the industry expected to continue to grow at the same rate during 2002. Over the past year, your Company recorded revenue growth of 28% and in the coming year, your Company is expected to achieve revenue growth in excess of 75%.

CREATING VALUE

Our unparalleled revenue growth is a function of our ability to create value for our customers. We are committed first to exceed our customer's expectations and rely upon them to be the best source of introduction to new customers through peer referral. We have accomplished this by creating an innovative work environment and culture that rewards our staff for customer satisfaction. Our people are passionate about service and product performance and the ensuing customer loyalty drives our staff to pursue even higher standards. Shareholder value is simply the dividend produced from creating this cycle for success.

In our business, it takes a long time to develop great products and earn customer loyalty. During the incubation process we endured over the previous two years, the benchmarks of success were not externally obvious. This year, the tangible benchmarks for value have been clear and present.

- Based on an independent survey of our customers, the KLAS organization, a well-respected medical information technology-consulting group, ranked your Company first among the competitive vendors of image management systems in 2001. The KLAS organization also reported our customer satisfaction ratings were among the highest ever achieved in their universe of vendor survey results.

- Based on an independent survey of their readers, Medical Imaging magazine included ALI as one of the top 10 vendors in medicine and cited ALI within the top five companies in quality of customer service.

- Our second annual census survey of all of our customers conducted by an independent consulting organization reported high satisfaction ratings in every dimension of our product and service program, and incremental improvement in every category. Most significantly, our customers accorded us 100% satisfaction scores for the quality of our on-line call centre and the performance of our current generation radiology systems products.

- Based on a survey of staff plus an evaluation of work environment and employee programs conducted by a respected human resources consulting group, BC Business magazine ranked your Company as one of the top 15 employers in British Columbia.

- Profit Magazine ranked ALI as one of the 100 fastest growing companies in Canada.

These accomplishments contributed to the acceleration in revenue growth, improved profitability, and share price appreciation that is discussed in detail in our financial report. We are especially gratified that our shareholders were rewarded for their patience with a 17% year over year increase in the value of ALI equity, making ALI shares the best performing software stock and one of the best performers in all categories on the Toronto Stock Exchange.

OUR PASSION GROWS

The success we have enjoyed this year represents only the beginning of our long term plan of future growth and innovation. We are in the process of a significant expansion in resources and infrastructure to better serve our customers and respond to new business opportunities. We are investing in a 50% increase in our sales organization, which will see 15 regional customer account managers and two additional regional marketing executives in place by March 2002. We are also expanding our corporate headquarters through 2002. Priority is being given to an expansion that will double our production capacity by March 2002. A similar increase in facilities for customer service and product development staff will be completed in a series of phased expansions through the course of the year.

The year 2001 saw your Company achieve outstanding success. My thanks to everyone on the ALI team who made that happen. Our expectations for 2002 are even greater.



Information technology advancements are transforming the way hospitals manage medical information that is critical to a patient's diagnosis and care. Physicians need the ability to immediately access a patient's diagnostic images, review them quickly and if necessary consult with specialists or referring doctors to determine the best patient care.

EMPOWERING WORKFLOW AND IMPROVING performa

DIAGNOSTIC SOLUTIONS FOR BETTER PATIENT CARE

ALI is at the forefront of providing state-of-the-art digital image management systems — widely known as PACS (Picture Archiving and Communication Systems). These systems enable diagnostic medical images and reports to be captured, viewed, stored and distributed with security and ease.

Traditionally, images were captured by a scanning device, developed onto film, viewed on light boxes and after a diagnosis, stored in file folders. When a patient returns for another procedure, the previous films had to be retrieved from the files and hung again for viewing. Unfortunately, lost films were all too common an occurrence. New imaging devices now produce such large sets of images that it is virtually impossible to review and manage all the film that is generated. With a legal requirement to store images for many years, the amount of storage space required for millions of image sets is staggering.

Imagine how powerful it would be if your physician could — with a mouse-click — automatically see all the current and previous exam images and reports for a patient on a computer workstation. Imagine having advanced viewing manipulation tools and with a mouse-click or a few keystrokes be able to examine in detail scores of images, interpret the images with more accuracy, write or dictate a report and determine treatment — all within minutes. Imagine sending those images and reports over the web for consultation with a specialist or an on-call radiologist to deal with an emergency case. Imagine the changes in workflow, the increased productivity and the lower costs. Imagine better patient care. ALI UltraPACS solutions make all this possible.





nce

SYSTEM RELIABILITY

Hospitals don't stop. They are crucially dependent on the system reliability and performance — which means no downtime, no software glitches, no service problems, no lost images, and equipment that never fails — even if disaster strikes. When ALI installs a new system in a hospital department, it moves from film to filmless over a weekend. No downtime, period. The ALI UltraPACS workstation is so easy to use that physicians and other professionals can be trained to be reading exam images within an hour on the morning following the weekend install.

ALI system uptime exceeds 99.9% and database redundancy strategies ensure backup in the event of an unusual disaster. Our service group provides preventative maintenance checks to ensure high system performance and uninterrupted operation. Service specialists answer all calls within three rings — there is no voice mail. Over 95% of service requests can be dealt with over the phone in minutes. In the rare event that a problem can't be addressed remotely, we provide on-site hardware support within four hours or faster if required. ALI's track record for performance and customer satisfaction sets the industry benchmark.

ALI has led the technology evolution of PACS, and is the first to introduce many new product innovations and robust product features. With over 100 people dedicated to PACS research and development, ALI is continually pushing the envelope to deliver the most advanced solutions on the market today and tomorrow.



A Typical Film-based Patient Exam



1. FILM ARCHIVE
1. SCHEDULE PATIENT FOR IMAGE
2. PATIENT IMAGED
3. IMAGES DEVELOPED ON FILM
4. IMAGES OK ?
NO
5. PHYSICIAN REVIEWS IMAGES
6. PHYSICIAN PREPARES CLINICAL REPORT
7. REPORT TRANSCRIBED
8. REPORT OK?
NO
9. REPORT DELIVERED TO REFERRING PHYSICIAN
10. REPORT STORED IN FILES

ALI INNOVATIONS FOR ENTERPRISE-WIDE SOLUTIONS

As part of our vision to enhance the enterprise-wide ability to manage images and data anywhere and anytime, this year we introduced more new features that empower workflow and facilitate the move toward a paperless work environment.

- ALI UltraPACS facilitates integration with an enterprise-wide electronic patient information system with single secure logon access (regardless of location), expanded patient location descriptors, and the ability to manage patients across multiple sites.
- ALI UltraPACS is the universal diagnostic workstation — view any image, any modality, anywhere across the enterprise.
- New In-Box features with flagging of high priority cases along with detailed study information on key items, allows users to see more information at first glance and prioritize case review without having to open a study first.
- ALI WebGX is an image distribution option that provides remote, image intensive users, such as on-call radiologists, the same user interface and advanced functionality as an ALI UltraPACS diagnostic workstation.
- ALI Reporting III requires users to make only three mouse clicks to select, verify and distribute a completed diagnostic report.
- Video Streaming delivers real-time ultrasound images of reference quality providing flexible and easy access for local and remote viewing of in-progress exams to aid consultation and diagnosis.
- ALI Jot annotation, voice clips and reporting with integrated dictation are three easy steps to a paperless environment.



The ALI UltraPACS Film-less Solution

1. >>	2. >>	3. >>	4. >>	5.
ADMINISTRATION	**CAPTURE**	**REVIEW**	**DISTRIBUTE**	**STORAGE**
■ schedule new patient for exams ■ retrieve previous exams	■ digital capture of images	■ review images ■ complete clinical report	■ print report ■ distribute report to referring physician via fax or Internet	■ securely store images and reports online

BENEFITS OF ALI UltraPACS

- Immediate access to diagnostic images and reports, anywhere, anytime, enables faster diagnosis, facilitates consultation with specialists, and leads to better patient care.
- More clinical information delivered to the radiologist for accurate diagnosis.
- Improved service to referring physicians with remote access to images and reports.
- Integrated report generation speeds turnaround time and increases efficiency.
- Increased productivity and streamlined workflow across the enterprise.
- Improved ability to manage resources and balance workload.
- Annual cost savings of film and film handling.

Our customers include every type of medical facility, from private imaging centers to pre-eminent university teaching hospitals. With over 500 installations around the world, we understand the outstanding performance levels our customers require and how important it is that our systems are fully operational day and night.

Our goal is to continuously exceed the expectations of our customers. The outstanding customer satisfaction survey results achieved this year are a clear testimonial of the accomplishments of our people. Our customers are our focus and their success and satisfaction is paramount to us.

ALI UltraPACS®



CUSTOMER SATISFACTION IS OUR passion

ALI RANKS #1 IN STUDY OF 10 PACS VENDORS

ALI was a participant in an independent survey of ten major PACS vendors in the U.S. market that compared vendors' performance as seen through the eyes of their customers. KLAS Enterprises, a U.S. healthcare information technology research and consulting firm, conducted the study.

ALI's ratings placed it as the #1 PACS vendor on the basis of having achieved the highest performance ratings in the survey of each vendor's customers. Fourteen primary performance categories were compared. ALI achieved an average score of 8.23 out of a possible 9.0, well above the next ranked vendor.

ALI TOPPED THE LIST IN THE FOLLOWING PRIMARY PERFORMANCE CATEGORIES:

- PRODUCT WORKS AS PROMOTED
- QUALITY: MONEY'S WORTH
- LIVED UP TO EXPECTATIONS
- PROACTIVE SERVICE
- QUALITY OF TRAINING
- QUALITY OF IMPLEMENTATION
- EXECUTIVES INTERESTED IN YOU
- GOOD CONTRACTING EXPERIENCE

Other PACS vendors which participated in the study include (in alphabetical order): Agfa, Canon, DR Systems, GE Medical, Kodak, Marconi, Philips, Siemens and Stentor.





PUTTING CUSTOMERS FIRST

Our track record for product performance and customer satisfaction is tested every year as we undertake an independent survey* of our entire customer base. We are serious about the results and continually strive to improve upon our previous performance, which is reflected in the results of our 2001 customer satisfaction survey.

*Conducted by IMV Medical Information Division

CUSTOMER SATISFACTION	Product			Service		
	1999	2000	2001	1999	2000	2001
Exceptional/Superior	89%	88%	93%	83%	86%	91%
Good	10%	10%	4%	10%	7%	9%
Needs Improvement	1%	2%	3%	7%	7%	0%

CUSTOMER SUCCESS STORIES

BAPTIST Memorial Health Care

Baptist Memorial Health Care System (Baptist), one of the largest health care systems in the Mid South, had one goal in mind when it approached ALI — to move images not patients. Baptist needed an enterprise PACS solution for all radiology modalities that could seamlessly manage the vast number of diagnostic images generated by five facilities conducting over 400,000 exams per year. Radiologists needed fast access to images across all sites to improve patient care.

The system being installed at Baptist is one of the largest and most sophisticated in the country with easy to use workstation software and advanced viewing tools. The 700+ bed main hospital and four satellite campuses are interconnected and the interface to the Baptist hospital and radiology information system is seamless. Specialists in any facility can easily access images and view reports online. While on call, radiologists can quickly view images via a web server to review and discuss a case with a resident at the hospital. Physicians now have better information, specialists can be consulted more quickly and patients get faster treatment.

"We wanted to work with an innovative and progressive company that understood our workflow and was open to our input. ALI is very responsive and we have access to the best engineering talent in the company. They really understand our workflow and the product performance of ALI UltraPACS is excellent. The user interface is of paramount importance to our radiologists and it is clearly one of ALI's strengths."

Stephan O. Haas, *M.D., Neuroradiologist,*
Baptist Memorial Health Care System, Memphis, TN

Six of the top seven hospitals in the U.S. named to **U.S. News & World Report's** Best Hospitals Honor Roll 2001 are ALI customers.

ALI UltraPACS®



NUMBER OF ALI CUSTOMER SITES AND IMAGING DEVICES CONNECTED Q1-97 TO Q1-02



No. of Devices
Customer Sites
2500
2000
1500
1000
500
0
500
400
300
200
100
0
Q1-97
Q2-97
Q3-97
Q4-97
Q1-98
Q2-98
Q3-98
Q4-98
Q1-99
Q2-99
Q3-99
Q4-99
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02

Health Sciences Centre
WINNIPEG

CUSTOMER SUCCESS STORIES

Improved performance, faster access to images and managing technology obsolescence were key issues to improve patient care at Winnipeg Health Sciences Centre. The Health Sciences Centre, comprised of five hospitals, is one of the largest health care facilities in Canada.

When the Centre's existing UNIX-based ALI UltraPACS was installed in 1996, it was state-of-the-art. However, as technology advanced and patient numbers increased, the system needed upgrading to handle the increased volume of ultrasound exams with speed and efficiency. Once again, ALI was selected to implement the system.

The new ALI UltraPACS (on an NT platform) was installed over a weekend and now all images are immediately accessible online using ALI Instant Access, a network attached storage solution. The ability to access images from a remote source has also dramatically improved. All combined, Winnipeg Health Sciences Centre can now provide better patient care.

"We have never lost a case nor experienced any significant downtime in six years. The transition to the new system was seamless. The bottom line is we are extremely impressed with ALI's product performance, online service support and commitment to making sure we are continually up and running."

Clifford S. Levi, M.D.
Professor of Radiology, Section Head of Ultrasound
Health Sciences Centre, Winnipeg, Manitoba

"ALI's user friendly technology combined with their exceptional service support is a winning combination. Whenever we call for support, there is always someone who knows us and can dial in immediately and fix the problem."

E. A. Lyons, M.D.
Professor of Radiology, Obstetrics and Gynecology
Health Sciences Centre, Winnipeg, Manitoba



"The knowledge and attentiveness of ALI is by far the best we have seen from any vendor."*

"ALI's response time on service calls is excellent and they come with solutions."*

"ALI's technology is very flexible and robust. It really has met our workflow requirements."*

*Anonymous customer quotes from KLAS survey 2001.

Selected Ultrasound Customers

Duke University Medical Center, Durham, NC

Cedars-Sinai Health System, Los Angeles, CA

HCA Richmond Hospitals, Richmond, VA

The Johns Hopkins Hospital, Baltimore, MD

Kaiser Permanente — Portland, OR; Southern California

Mallinckrodt Institute of Radiology at Washington University (Barnes-Jewish Hospital), St. Louis, MO

Mayo Clinic, Rochester, MN; Jacksonville, FL; Scottsdale, AZ

Memorial Sloan-Kettering, New York, NY

Sisters of Providence, Portland, OR

University of Washington, Seattle, WA

Selected Radiology Customers

Arlington Memorial Hospital, Dallas, TX

Baptist Memorial Health Care, Memphis, TN

Frankford Hospitals, Jefferson Health System, Philadelphia, PA

Monongalia Health System, Morgantown, WV

Pitt County Hospital, Greenville, NC

Queen's Medical Center, Honolulu, HI

Radiology Associates of Tarrant County, Southlake, TX

San Antonio Community Hospital, Upland, CA

St. Luke's Episcopal Hospital, Houston, TX

St. Vincent Hospital and Health Care, Indianapolis, IN

University of Wisconsin Hospitals and Clinics, Madison, WI



"I find myself working for a dynamic company with a great team and an opportunity to make a difference." >Catalin

"The sense of team work, the goal of producing a great product and providing the service and support that really shows off the company's many diverse talents makes this a great place to work!" >Bernard

"The work environment is the best I have experienced anywhere. The pace of work is fast and my abilities are consistently challenged." >Khoi

THE CORNERSTONE FOR SUCCESS IS OUR people

Waqas Ahmad
Steve Allen
Michael Anderson
Paul Antturi
Lin Aylward
Miran Aziz
Matt Bailey
Robyn Bailey
Jamie Bailey-Smith
Kami Bains
Brent Benoit
Csaba Bezzegh
Victor Bing
Catalin Bocirnea
Gabriel Bologea
Cristian Bonciu
Monica Boreham
Roy Borglund
Alessandra Bosco
Dave Branson
Tim Brewer
Steve Bricknell
Larry Brophy
Mike Brozino
Gerald Buchanan
Earl Budai
Sandra Cameron
Ken Campbell
Ed Chan
Jason Chan
Kendrick Chan
Jerome Chang
Cindy Chau
Diana Chaytor
Steven Cheung
Joey Chew
Roanna Chiu
Corey Chow
Peter Chow
Glenn Christensen
Alan Chu
Bruno Chu
Andy Chung
Gary Clarke
Ronald Colburn
Valentina Covaser
Ivan Cvekic
Teodor Cvijetinovic
John Danahy
Jesse Decker
Kent Denman
Mohsin Devjee
Joan Devraun
Ivana Djeric
Dana Driver
Kyle Duncan
Cliff Edwards
Warren Edwards
Janna Egorova
Ilija Ekmecic
Chris Erikstrup
Heather Farrell
Mike Filatov
Ann Finlay
Howard Fung
Jeff Fung
Peng Gao
Paul Geenen
Mark Genshaft
Andrei Georgescu
Rudy Grant
David Gravelle
Aaron Green
Chris Greenlaw
Len Grenier
Natalia Hakh
Aaron Harnden
Doug Haskins
Geoff Hatton
David Heaney
Khoi Ho
Chuck Hoeppner
Brian Holgate
Caren Holtby
Casey Horn
Ellen Hosier
Wayne Hoy
May Huang
Eric Inglis
Karl Innes
Michael Izzard
Kevin James
Prashant Jasuja
Darko Juvan
Johnny Kam
Rik Kantor
Elena Kaplan
Cindy Keen
Mo Kia
Ed Kirk
Patricia Kleine
Srdjan Knezevic
Alex Kouzin
Chris Kraemer
Steve Krueckl
Ben Kwan
Ivy Kwok
James Lai
Michelle Lam
Mary Ann Lambert
Joel LaRusic
Andrew Lee
Alex Lemnaru
Zofia Lepa
Vickie Lessoway
Bo Liang
Michael Liang
Keith Lipsett
Don Liu
Fred Liu
Joseph Liu
Rebecca Liu
Man Ching Loh
Soo Loh
Erik Lottes
Richard Louie
Dasan Luo
Keith Lyons
Laurel Mackie
Rob MacNeil
Bob Macrae
Brian Mair
Chuck Mamon
Bob Marin
Brian Matheson
Andrew Matterson





SERVICE STAFF
R&D STAFF
TOTAL STAFF
200
150
100
50
97 98 99 00 01



Gail McBride
Leah McCallum
Pavel Melnik
Madalin Moise
Don Moore
Richard Moss
Carmen Musatescu
Gabriel Musatescu
George Myshlyayev
Tim Nash
Raul Nemes
Vincent Neser
Vladimir Nesic
Brad Newman
Bernard Ng
Denis Ng
Sharon Ng
Siong Ng
Quang Nguyen
Yuh-Lin Ni
Allan Noordvyk
Pamela O'Connell
Heather O'Hara
Eugene Ong
Rod O'Reilly
Ross Palka
Frank Pang
Dave Paulson
Greg Peet
Maria Petrea
Aleksandar Petrov
Valentin Pirvulescu
Patsy Pollak
Debbie Poon

Lise Prefontaine
Dale Quintia
Mahmoud Ramze Rezaee
Debbie Rand
Priyantha Rathnayake
Kevin Ritchie
Rebecca Roy
Marius Samoila
Ashish Sant
Cristian Savu
James Say
Glen Scott
Ovidiu Scripa
Brian Serrato
Amit Sharma
Paul Shum
Matt Simms
Tyler Sinclair
Simon Skillen
Marina Sorrenti
Chuck Splete
Goran Stajic
Cristian Stegaru
Marcel Sutanto
David Sutherland
Ferdy Tahir
Maho Takeda
Nancy Tamblyn
William Tang
Desmon Tansuma
Glen Taylor
Bing Teng
Martin Terry
Guy Thomas

Anne Tilbury
Lyndon Tiu
Sorina Topan
Dean Torres
Wayne Tran
Kirill Trey
Sunny Tso
Lester Tsou
Buddy Turner
Rob Tymensen
Paul van Hulsen
Naznin Veiji
Lorelynn Villanueva
Myron Vories
Brent Walsh
Bing Wang
Daniel Wang
Brenda Watson
Bernhard Weinekotter
Hendra Wijaya
Shannon Wishloff
Gary Wong
Gavin Wong
Gilbert Wong
Jack Wong
Samson Wong
Steven Woo
Leo Xiao
Leonard Yan
Nelson Yeung
Raymond Yip
Edwood Yiu
Jeffrey Yupitun

ALI RANKED #15 IN THE BC BUSINESS *"BEST COMPANIES TO WORK FOR"* SURVEY

JAN 2002

ALI NAMED ONE OF *CANADA'S BEST EMPLOYERS* BY PROFIT MAGAZINE

MAY 2001

DIRECTORS

Gregory J. Peet, *Chairman*

Dane A. Chauvel, *Director*

Mr. Chauvel is the former Chief Financial Officer of NCompass Labs Inc., a leading web software developer acquired in early 2001 by Microsoft Corporation.

Shares owned:	14,900
Share options:	29,300

V. Paul Lee, *Director*

Mr. Lee is a Senior Vice President and Worldwide Studios Chief Operating Officer of Electronic Arts Inc., the world's largest interactive entertainment software firm. Mr. Lee is also co-chair of the Premier's Technology Council with the Premier of British Columbia.

Shares owned:	781,485
Share options:	31,800

Terry Ross, *Director*

Mr. Ross is a healthcare technology consultant. For the past 15 years Mr. Ross held positions as President of a medical imaging company and President and CEO of a medical imaging networking company. Both companies were successfully sold to top Fortune 100 corporations. Mr. Ross has served as a Director and participated on Compensation and Audit committees of both private and public companies for over 20 years.

Shares owned:	0
Share options:	12,800

George P. Ward, *Director*

Mr. Ward was formerly CEO of three high technology companies, and General Manager of units of both GE Medical and Philips Medical. He has been a member of seven boards, including Blue Cross of California and the California Healthcare Foundation, where he was Vice Chairman.

Shares owned:	36,400
Share options:	10,400

Milton K. Wong, *Director*

Mr. Wong is a founding investor of ALI. He currently serves as Chairman (Non-Executive) of HSBC Asset Management (Canada) Ltd., a division of HSBC Holding plc. He is the Chancellor of Simon Fraser University and a recipient of the Order of Canada.

Shares owned:	2,301,422
Share options:	31,600



Left to right: Greg Peet, Rod O'Reilly, Len Grenier, Dave Sutherland, Ellen Hosier, Bing Teng

OFFICERS

Gregory J. Peet, *President & CEO*

Shares owned:	590,657
Share options:	254,400

Leonard E. Grenier, *VP Engineering & CTO*

Shares owned:	62,150
Share options:	99,900

M. Ellen Hosier, *VP Finance, CFO & Secretary*

Shares owned:	5,000
Share options:	71,800

Rod O'Reilly, *VP Operations*

Shares owned:	1,000
Share options:	78,800

David Sutherland, *VP Service*

Shares owned:	9,700
Share options:	79,800

Bing Y. Teng, *VP Sales*

Shares owned:	1,300
Share options:	90,800

Shares as of December 31, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal Years 2001 and 2000

Financial Forecasts for Fiscal Year 2002

The following information should be read in conjunction with the audited consolidated annual financial statements and the notes thereto. The Company reports its financial statements in accordance with Canadian GAAP. Unless otherwise indicated, all references are in Canadian dollars.

The following discussion, together with the audited consolidated financial statements provided in this annual report, provides all of the information required in the Directors' Report under the British Columbia Company Act.

REVENUE RECOGNITION

The Company's revenue recognition policy as described in detail in note 2(k) conforms to both Canadian and U.S. GAAP. In 2000, the Company changed its policy to recognize revenue from systems sales upon the commissioning of the system into clinical use at the customer site, following installation and user training. This policy is conservative and considers the focus of securities commissions and accounting regulatory bodies upon this issue.

REVENUE

Our revenue for the fiscal year ended September 30, 2001 (FY01) was $40.4 million, increasing $8.9 million or 28% over the prior fiscal year (FY00). Revenue was realized from sales of ALI software and computer equipment sold as turn-key systems directly to hospitals and clinics; ALI software licenses and software development services sold to value-added resellers ("VARs"); and post-warranty systems support services sold directly to hospitals and clinics.

Total direct sales of systems products (including software licenses, hardware and implementation services) was $26.3 million in FY01 versus $20.3 million in FY00. Systems revenue growth of $6.0 million or 30% in FY01 compared to $5.1 million or 34% in the prior year. We believe that our revenue growth in FY01 was due to market growth and increased market share. The market expanded at a greater rate in FY01 than in FY00.

System sales in ultrasound applications in FY01 were flat versus the prior year. We believe these results reflect the maturity of the ultrasound PACS market segment and the Company's stable and dominant share of this segment. This market segment is expected to continue to provide the Company with a consistent source of revenue. While our opportunity for growth in this market is limited, it remains a key component of our business.


REVENUE
(C$ millions)
50
40
30
20
10
0
$21.4
$31.5
$40.4
99
00
01

System sales in radiology applications in FY01 grew in excess of 90%, exceeding the rate of market expansion. This market share increase is in response to growing customer awareness of the Company, and the quality of our products and services. Given that our share of the total market for radiology image management systems is estimated to still be less than 10%, our opportunity for growth in this market segment remains high, particularly considering the potential to continue to gain market share. This promising outlook for continued growth is supported by a growing list of customer prospects, an increasing success ratio for selection as a "short listed" vendor, and our improving purchase commitment "win" ratio.

Channel sales were $6.5 million in FY01 versus $4.8 million in FY00, increasing 35% year over year. Our objective for the channel sales program is to leverage our investment in technology by establishing long-term relationships with VARs who will license our software for sale to complementary markets or applications. We are focused on fostering relationships that encourage market adoption of image management network technology, extend the scope of our system solutions, or advance our technology platform. In each of the last four years, we have recognized growing revenue contribution from the following VAR relationships:

1998

- Software components and image acquisition for ultrasound vendors.

SYSTEM SALES
(C$ millions)


30
25
20
15
10
5
0
$15.2
$20.3
$26.3
99 00 01

CHANNEL SALES
(C$ millions)


8
7
6
5
4
3
2
1
0
$1.7
$4.8
$6.5
99 00 01

SERVICES
(C$ millions)


8
7
6
5
4
3
2
1
0
$3.4
$5.3
$7.0
99 00 01

SEGMENTED REVENUE

Years ended September 30 (IN MILLIONS OF CANADIAN DOLLARS)		1999	2000	**2001**
Domestic (Can. / USA)	System Sales	$ 15.2	$ 20.3	**$ 26.3**
	Channel Sales	1.7	4.8	**6.5**
	Services	3.4	5.3	**7.0**
International		1.1	1.1	**0.6**
Total		$ 21.4	$ 31.5	**$ 40.4**
Domestic (Can. / USA)	System Sales	71.1%	64.5%	**65.1%**
	Channel Sales	7.9%	15.2%	**16.1%**
	Services	15.9%	16.8%	**17.3%**
International		5.1%	3.5%	**1.5%**
Total		100.0%	100.0%	**100.0%**

- DICOM image libraries for all medical image device and systems vendors.

1999

- Image management systems for cardiology applications.

2000

- Enterprise repositories for large multi-hospital systems.

2001

- Image acquisition workstations for digital radiography and breast imaging.
- Integration of image management and radiology information system applications.

Revenue from Services was $7.0 million in FY01 versus $5.3 million in FY00, reflecting a 32% year over year increase. Services revenue continues to grow in direct proportion to our installed base of customers. Approximately 90% of our customers had purchased post-warranty service arrangements as at the end of FY01, consistent with FY00.

We expect to achieve significant revenue growth and are forecasting that revenue will likely exceed $70 million in FY02. Revenue growth is expected to occur in all business segments, with the greatest growth (both in dollar value and percentage rate) expected from system sales.

GROSS PROFIT

We generated gross profit of $22.4 million in FY01, which reflected a year over year increase of 49% over the $15.0 million gross profit recorded in FY00. Gross margins were 55% in FY01 and 48% in FY00. Margins were positively affected by a reduction in overhead costs, rising services margins, the increasing contribution of higher margin OEM sales, less discounting of systems sales and a favorable foreign exchange rate on translation of U.S. dollar sales.

We expect gross margins will be marginally lower in FY02 but within the range of 50% to 55%.


REVENUE PER EMPLOYEE
(C$ thousands)
250
200
150
100
50
0
$145
$169
$203
99
00
01


GROSS PROFIT
% OF SALES
60
50
40
30
20
10
0
49.8%
47.7%
55.3%
99
00
01

OPERATING EXPENSES

Operating expenses of $18.0 million in FY01 were just 4% higher than the $17.3 million recorded in FY00. Operating costs as a percentage of sales declined to 45% in FY01, improving from 55% in FY00. This significant improvement in operating cost efficiency was consistent with the objective set out in last year's annual report in which we projected that costs would increase but at a rate below that of revenue growth.

Sales and marketing expenses increased $0.7 million in FY01, but declined to 18.4% of sales compared to the 21.6% recorded in FY00. Net research and development costs increased $0.4 million in FY01, but also declined as a percentage of sales at 15.8% in FY01, compared to 19.1% in FY00. Costs for corporate administration and depreciation decreased by $0.4 million in FY01 and represented 10.4% of sales in FY01 compared to 14.5% in FY00.


OPERATING EXPENSE
% OF SALES
60
50
40
30
20
10
0
58.9%
55.0%
44.5%
99 00 01


R&D EXPENSE
% OF SALES
20
15
10
5
0
18.2%
19.1%
15.8%
99 00 01


SALES & MARKETING
% OF SALES
30
25
20
15
10
5
0
26.3%
21.6%
18.4%
99 00 01

In FY02, we will invest in expanding all operating expenditure categories, and particularly in the sales and marketing and research and development areas. We intend to expand our field sales and product development resources by approximately 50% during the next fiscal year. We are currently expanding our leased headquarter facilities to accommodate an increase in production capacity of approximately 100% by March 2002. This expansion will continue and provide total additional infrastructure of approximately 25,000 square feet (+60%) by the first quarter of FY03.

Our operating cost expenditures will continue to increase at a rate below that of sales growth and are expected to represent less than 40% of total revenue.

STAFF COMPLEMENT AND PRODUCTIVITY

Salaries paid to our staff represent our largest single cost. Net of labor attributed to cost of goods, staff costs equaled 55% of operating expenditures in FY01 and 49% in FY00. We continue to develop our employee pool through training and carefully manage headcount growth to achieve both short and long-term business goals in the context of long-term improvements in staff productivity.

At the end of FY01, we had 202 full-time equivalent positions, which increased only 4% during the fiscal year. This saw our revenue per full-time employee of $203 thousand during FY01, increase by 20% year over year. Excluding staff engaged in tasks categorized as a cost of goods sold, revenue per overhead employee was $325 thousand in FY01, which represented a 25% improvement over FY00.

We anticipate that total headcount will grow significantly in the next year, but at a rate that is less than sales. Revenue

NET INCOME AND PROFITABILITY

Years Ended September 30 (IN THOUSANDS OF CANADIAN DOLLARS)	1999	2000	**2001**
Revenue	$ 21,414	$ 31,473	**$ 40,400**
Cost of goods sold	50.2%	52.3%	**44.7%**
Gross margin	49.8%	47.7%	**55.3%**
Expenses			
Amortization - IP	0.5%	0.5%	**0.0%**
Depreciation and amortization	4.7%	4.7%	**3.6%**
Sales and marketing	26.3%	21.6%	**18.4%**
General and administrative	9.6%	9.3%	**6.8%**
Research and development	18.2%	19.1%	**15.8%**
Less: government grants	-0.4%	-0.1%	**-0.1%**
	58.9%	55.0%	**44.5%**
Loss from operations	-9.0%	-7.3%	**10.8%**
Asset disposal and other	-0.4%	-4.3%	**-2.2%**
Interest income	4.6%	1.7%	**1.3%**
Foreign exchange gain (loss)	-1.0%	-0.1%	**0.4%**
Amortization of goodwill	-0.5%	-1.4%	**-1.1%**
Tax recovery (expense)	1.8%	-1.1%	**-0.3%**
Net earnings	-4.6%	-12.5%	**8.8%**

per employee is expected to rise again in FY02. The success of the Company and the general malaise of the economy has facilitated the attraction of highly qualified staff and contributed to low turnover.

OTHER INCOME AND EXPENSE

At the end of calendar year 2000, we re-organized our business in Europe by adopting a distribution business model which significantly reduced operating expenditures. As a result of this change, we incurred costs of $0.5 million and wrote-off the balance of acquired intellectual property in Europe amounting to $0.4 million, and no longer have any material expenditure or asset exposure in Europe.

Interest income of $0.5 million earned on money market assets in FY01 was comparable to the prior year. We expect interest income to increase in FY02 as higher money market asset balances offset declining interest rates.

In FY01, we realized a foreign exchange gain of $0.2 million from the revision of U.S. dollar denominated accounts receivable assets. We do not project foreign exchange gains or losses. We may hedge our U.S. currency exposure through forward foreign exchange contracts.

INCOME TAXES

Current year income taxes of $136 thousand in FY01 represented 3.3% of earnings before amortization and goodwill, compared to income taxes of $356 thousand in FY00. Income tax expense was net of deductions for losses incurred in prior years and represented combined tax rates applied in multiple jurisdictions.

Income taxes in FY02 will continue to be incurred at a reduced rate because of available tax losses of $11.6 million carried forward plus unutilized scientific research and experimental development credits. We have estimated income tax liability for FY02 at 8% of consolidated income.

PROFITABILITY

In FY01 we recorded a net profit of $4.0 million prior to acquired goodwill amortization of $0.4 million. Net income of $3.6 million translated to a net margin of 8.8% of sales or $0.34 earnings per common share. This reflected a marked improvement in financial performance compared to the net loss of $4.0 million or $(0.37) per share loss reported in FY00. We expect to achieve higher profits, higher net profit margins and higher earnings per share in FY02.

WORKING CAPITAL

We held cash and money market assets of $13.6 million at the end of FY01 versus a comparable balance of $8.3 million (net of bank debt) at the end of FY00. The $5.3 million increase arose from $5.7 million in cashflow from operations, less $0.4 million for a reduction in long-term receivables and foreign exchange revaluation, plus $0.4 million from the issue of equity from stock options (net of share repurchases), less $0.4 million for capital purchases and long term debt payments.

Money market investments are held in instruments with a rating of R1 or better and staggered maturities of less than one year. Investments in any "single name" issuer are limited to the greater of 15% of this investment category or $2.0 million. As at the end of FY01, money market investment maturities were:

(IN MILLIONS OF CANADIAN DOLLARS)		2000		**2001**
Cash and cash equivalents	$	0.0	$	**1.6**
0 - 90 days		5.8		**4.0**
91 - 180 days		3.1		**6.1**
181 - 365 days		0.0		**1.9**
Total	$	8.9	$	**13.6**

At the end of FY01, receivables from customers amounted to $11.0 million, equivalent to 82 days sales outstanding based on revenue in the fourth fiscal quarter. We expect to maintain trade receivables balances within the range of 75 to 90 days sales outstanding, which is marginally better than industry norms. We incur only modest risk in the credit we extend to our customers and currently have no material collection issues outstanding.

CAPITAL ASSETS

Our business is not capital intensive. During FY01, we acquired $0.6 million in fixed assets and amortized costs of $1.4 million. At the end of FY01, our net investment in fixed assets of $4.1 million equaled $20 thousand per employee. We expect capital expenditures to increase in FY02, largely arising from information system investments and for facility expansion.

OTHER ASSETS - INTANGIBLE ASSETS

Long-term receivables were principally comprised of five year sales-type leases of ALI UltraPACS systems. At FY01 the long-term leases were $714 thousand (compared to $141 thousand in FY00), net of the current portion of $98 thousand (compared to $65 thousand in FY00).

During FY01 we elected to not capitalize additional product development expenditures ($29 thousand in FY00). As at the end of FY01, deferred development costs were $117 thousand after depreciation of $195 thousand during the year.

As described in note 11, non-capital losses of approximately $11.6 million were carried forward at FY01 in Canada, USA, Germany, and the Netherlands. In accordance with GAAP, the present value of these assets was recognized, on the basis of future use being "more likely than not," at $1.0 million or 20% of gross future tax assets.

LIABILITIES

At the end of FY01 there was no liability for bank debt.

Accounts payable and accrued liabilities of $4.0 million included $1.4 million for liabilities to staff, $0.9 million of trade accounts payable, warranty reserves of $0.6 million and $1.1 million of other liabilities.

Deferred revenue of $3.7 million is represented by $3.2 million of pre-paid system support services (of which $0.4 million is more than one year in advance), $0.4 million in deposits for new system purchases and a reserve of $0.1 million for unearned system sales revenue.

We received funding from our landlord to provide improvements to our headquarter facilities. We recognize these funds as a deferred liability that is amortized as a lease cost reduction ratably over the 10-year term of the lease. During FY01 the amortized lease cost reduction was $81 thousand and the balance at the end of the year was $670 thousand.

LIQUIDITY AND FINANCIAL RESOURCES

Our financial position and liquidity is strong and improved significantly during FY01. Working capital of $21.3 million at the end of FY01 increased $5.3 million during the year. Our current ratio was 3.9 times at the end of FY01, compared to 3.8 times at the end of FY00.

We expect that non-cash working capital will continue to grow ratably with revenue. Total capital costs are not likely to significantly exceed depreciation in FY02. Additional working capital may be utilized to fund system sales agreements provided to customers on a fee per use or lease basis. We may consider utilizing our liquid assets to acquire operating business assets should an attractive opportunity be determined.

We believe that our existing working capital resources are sufficient for our normal business requirements during and beyond the next fiscal year, including an allowance for liquidity reserves. This expectation is subject to the risk that future operations will require more funding than anticipated as a result of any of the business risks described herein. Notwithstanding these risks, we believe that the Company's business risk profile has been reduced during the past year.

BUSINESS RISKS

Competition

The market for the products that we offer is highly competitive. Most of our direct competitors are multi-national companies that have significantly greater marketing, distribution and financial resources, giving them the potential to make greater investments in product or market development. The success that we have achieved in gaining a greater share of the market may result in higher competition as our competitors direct greater focus toward us.

In ultrasound applications, our principal competitor is a division of a multi-national medical equipment vendor. Other image management systems suppliers are becoming increasingly competitive because of improving product features applicable to ultrasound applications. In multi-modality radiology applications, we compete against the world's largest medical device and medical film suppliers. During the past year, competition increased as a result of the introduction of products by several major healthcare information systems suppliers.

Our ability to compete improved during the year as a result of relatively stronger product advancement, increasing market awareness of our company and products, greater support from industry consultants and favorable product and service evaluations in published industry reports.

Product Scope and Purchasing Criteria

Customers continue to direct their investments toward products of greater scope and application across their entire enterprise. Some customers are undertaking programs to reduce the number of their vendor relationships. Customers selecting us do so on the basis of product features, speed of data access, and reliability; quality of implementation and system support; confidence in our ability to compete over the long term in respect of both product functionality, marketing and financial capacity; and comfort with our corporate culture, and executive, engineering, sales and service leadership. Our continuing success is highly dependent upon the ability to achieve superior results in all of these dimensions within our business.

Sales Cycles and Individual Purchase Size

The growth of our business is dependent upon the success of our penetration of the large-scale radiology systems market where the average value of individual purchases typically ranges from U.S. $0.5 million to U.S. $3.0 million per hospital. Multi-hospital projects may have cumulative values in the order of U.S. $5.0 to U.S. $50.0 million over multiple years. These trends favor higher levels of customer diligence and executive and board level approvals leading to longer purchasing cycles and greater uncertainty in forecasting order commitments. As well, the completion risk for larger, more complex projects is higher even though we may achieve reduced risk of quarterly sales volatility from a larger order backlog for larger, multi-phase projects. Given any deterioration in market conditions or our ability to compete, the relative adverse impact would be amplified.

Regulatory Environment

Our business is regulated by various state or provincial and national or federal legislation. We are subject to the requirements of the United States Food and Drug Administration (FDA) for marketing clearance, maintenance of good manufacturing practices, and issue resolution, all of which may be randomly audited. We have not yet been subject to an FDA audit. Should the Company materially fail an FDA audit or have a serious infraction, we would be subject to sanctions that could include suspension of operations.

The United States Government has enacted legislation that is intended to protect the privacy and portability of electronic medical records under the Health Information Privacy Administration Act (HIPAA). Pronouncement of specific technical requirements and the timetable for mandated conformance is subject to continuing debate. The potential impact upon product requirements is significant; but the risk is being mitigated by proactive development to achieve early conformance. The potential impact on customer purchasing demand (either positive or negative) is uncertain. We consider the implementation of HIPAA requirements within our industry to be a potentially significant and controversial development.

We believe that we comply with all known regulatory requirements and that our risk of sanction is minimal. We have enhanced our control of quality processes during the past year and have been qualified under the ISO 9001 standard. We believe that it is unlikely that we would be unable to conform to any new legislation or regulation, but we may incur additional costs or sales delay to do so.

Product Development and Technological Change

Our products are subject to market demand for continuous improvement to advance functionality and incorporate new technological advances. Our strategy for product development using open architecture standards implemented on leading software and hardware platforms reduces (but does not eliminate) the risk of obsolescence. We are subject to catastrophic flaw in any of the computer hardware or computer operating systems we utilize within our systems. We endeavor to reduce this risk by a thorough test process, cautious adoption of new hardware or software platforms, and the creation of redundancy within our system design. Any failure to implement or deliver competitive product features or to adopt an important new technology could have a material adverse impact on our business. Our success is highly dependent upon the quality of each new product release. We control this risk through the implementation of highly structured product development systems using the Rational Unified Process (RUP).

We endeavor to achieve product life cycles exceeding five years for a technology platform (i.e. computer operating system) and introduce a major software release every 12 months and a minor release every six months. We introduce software updates to correct errors promptly as required. We introduced our current Version 4 product in January 1999 based on the use of Intel microprocessors and the Microsoft Windows NT operating system and SQL database. During FY01, we delivered two software releases that adopted an Oracle database and network attached storage technology and introduced a new diagnostic workstation application that can be deployed via Internet download. We are currently shipping software Version 4.5 and we are testing the next software version that will incorporate the use of the Microsoft Windows 2000 operating system and integrate storage area network technology.

Current product development priorities and risks are considered to be in the areas of product security and the use of enterprise access keys, enhanced image distribution capabilities using the Internet, feature enhancements for the needs of referring physicians and imaging specialists, higher standards for system reliability toward the goal of continuous non-stop operations, more seamless integration with other systems including bi-directional information exchange, and broader solutions to address all aspects of clinical workflow.

Dependance Upon Key Personnel

We are a knowledge-based, software development systems integration and services business that relies entirely upon the quality and skill of professional staff. We are especially dependent upon the innovation of certain members of our management and product development team. The loss of the services of any significant number of key personnel could adversely affect our business. We are reliant upon our ability to attract new talent, retain existing staff and continuously upgrade our collective skills. Greater market awareness of the quality of our personnel and business processes could lead to higher risk of the recruitment of our staff. We make an effort to mitigate these risks by creating a productive and rewarding work environment, remunerating our staff competitively including stock option grants, and rewarding superior performance.

Voluntary staff turnover was 9% in FY01 compared to 16% in FY00. Total staff turnover was 12% in FY01 compared to 26% in FY00. We were recently recognized as one of the best 20 companies to work for in British Columbia. We currently enjoy favorable market conditions for human resource recruitment and compensation.

Currency Risk

The substantial majority of our revenues are denominated in U.S. dollars and a majority of our costs are denominated in Canadian dollars. Fluctuations in the exchange rate between these currencies could have a material impact on the profitability of our business. We believe the relative weakness of the Canadian versus the U.S. currency provides a significant competitive advantage that would diminish given a substantial appreciation of the Canadian dollar. During FY01, the exchange rate traded over a 6% range in value from 1.4936 to 1.5793 Canadian dollars per one U.S. dollar. Some portion of the currency risk is mitigated by denominating a portion of our payment obligations in U.S. dollars where possible and entering into forward dated currency exchange contracts. Subject to the actual level of our currency exposure at any specific date, we will typically incur a gain or loss in the amount of $35 thousand for each $0.01 change in the U.S. dollar value per one Canadian dollar.

SHAREHOLDERS EQUITY

At the end of FY01 there were 10,567,183 common shares issued and outstanding, an increase of 216,250 shares or 2% over the prior year. We issued 237,450 shares upon execution of employee stock options at an average price of $2.00 per share. We repurchased and cancelled 21,200 shares under a normal course issuer bid executed through the Toronto Stock Exchange at an average cost of $3.49 per share. At the end of FY01, the book value per share was $2.58 versus $2.25 at the end of FY00.

At the annual general meeting held in March 2001, shareholders approved the allotment of an additional 312,125 shares for an aggregate total of 2,500,000 shares for issue upon exercise of stock options. During FY01, we granted 1,000,700 options and exercised 237,450 options. At the end of FY01, 1,774,627 options were outstanding, which represented 17% of the shares issued and outstanding. All employees and directors are eligible to receive stock options. Options are generally subject to vesting on a straight-line basis over four years and issued for a term of five to seven years. It is the Company's policy that the number of options vesting in any fiscal year be limited to 5% of the outstanding shares.

Management believes that the stock option program is an essential component of employee remuneration that is necessary to compete for, retain, and motivate the highly skilled management and software development employees.

FORWARD LOOKING STATEMENTS DISCLAIMER

Except for the historical information herein, the matters discussed in this Management's discussion and analysis may include forward-looking statements that involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in production and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions and fluctuations in foreign exchange rates.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this Annual Report.

In preparing these consolidated financial statements, Management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management maintains a system of internal controls to ensure, on a reasonable and cost-effective basis, that the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable, and timely financial information.

External auditors appointed by the shareholders have examined the consolidated financial statements. The Audit Committee, consisting entirely of non-management directors, has reviewed these statements with Management and the auditors and has reported to the Board of Directors. The Board has approved the consolidated financial statements.

Gregory J. Peet
President & CEO

M. Ellen Hosier
Vice President & CFO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of A.L.I. Technologies Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP
Chartered Accountants

Vancouver, Canada
November 2, 2001

September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,583	$ -
Short-term investments	12,011	8,900
Accounts receivable	11,019	7,212
Inventories *(note 3)*	3,221	4,971
Prepaid expenses	725	606
Future income taxes *(note 11)*	106	106
	28,665	21,795
Capital assets *(note 4)*	4,051	4,674
Other assets *(note 5)*	862	522
Future income taxes *(note 11)*	899	899
Intangible assets *(note 6)*	1,157	1,981
	$ 35,634	$ 29,871
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness *(note 7)*	$ -	$ 629
Accounts payable and accrued liabilities	4,022	3,347
Current portion of deferred tenant inducements	81	81
Current portion of deferred revenue	3,226	1,701
Current portion of long-term debt *(note 8)*	52	8
	7,381	5,766
Long-term debt *(note 8)*	-	138
Deferred tenant inducements	589	670
Deferred revenue	432	26
Shareholders' equity:		
Share capital *(note 9)*	36,339	35,937
Contributed surplus *(note 9(d))*	-	965
Deficit	(9,143)	(13,674)
Cumulative translation adjustment	36	43
	27,232	23,271
	$ 35,634	$ 29,871

Commitments and contingencies *(note 13)*

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Milton K. Wong, Director

V. Paul Lee, Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years Ended September 30, 2001 and 2000

(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)	2001	2000
Sales	$ 40,400	$ 31,473
Cost of sales	18,044	16,458
	22,356	15,015
Expenses:		
Amortization	1,447	1,644
Administration	2,761	2,917
Sales and marketing	7,444	6,790
Research and development	6,386	6,011
Less: government grants	(38)	(39)
	18,000	17,323
Earnings (loss) from operations	4,356	(2,308)
Write-down of European operations *(note 17)*	(520)	-
Write-down of intellectual property *(note 6)*	(378)	(1,300)
Loss on disposal of capital assets	-	(41)
Interest income	516	526
Foreign exchange gain (loss)	161	(24)
	(221)	(839)
Earnings (loss) before amortization of goodwill and income taxes	4,135	(3,147)
Income tax expense *(note 11)*:		
Current	136	68
Future	-	288
	136	356
Earnings (loss) before amortization of goodwill	3,999	(3,503)
Amortization of goodwill, net of income taxes of $20 (2000 - $36)	426	436
Earnings (loss) for the year	3,573	(3,939)
Deficit, beginning of year	(13,674)	(8,859)
Premium on repurchase of common shares *(note 9(c))*	(7)	(876)
Allocation of deficit to eliminate contributed surplus *(note 9(d))*	965	-
Deficit, end of year	$ (9,143)	$ (13,674)
Earnings (loss) per share before goodwill amortization *(note 12)*:		
Basic	$ 0.38	$ (0.33)
Diluted	0.37	(0.33)
Earnings (loss) per share *(note 12)*:		
Basic	$ 0.34	$ (0.37)
Diluted	0.33	(0.37)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)	2001	2000
Cash flows from operating activities:		
Net earnings (loss)	$ 3,573	$ (3,939)
Items not involving cash:		
Write-down of intellectual property	378	1,300
Write-down of European operations	520	-
Loss on disposal of capital assets	-	41
Amortization	2,069	2,331
Foreign exchange (gain) loss	(161)	24
Future income taxes	-	288
Deferred tenant inducements	(81)	(41)
Changes in non-cash working capital:		
Cash held in escrow	-	591
Accounts receivable	(3,807)	(5,099)
Inventories	1,256	682
Prepaid expenses	(119)	(62)
Accounts payable and accrued liabilities	155	(290)
Payable to former shareholders of subsidiary	-	(697)
Deferred revenue	1,931	(287)
	5,714	(5,158)
Cash flows from investing activities:		
Short-term investments	(3,111)	7,459
Purchase of capital assets	(273)	(1,228)
Proceeds on disposal of capital assets	-	5
Long-term receivables	(573)	(105)
	(3,957)	6,131
Cash flows from financing activities:		
Repayment of bank indebtedness	(629)	-
Proceeds from bank indebtedness	-	629
Issuance of share capital	476	64
Repurchase of common shares	(81)	(2,643)
Repayment of long-term debt	(94)	(133)
	(328)	(2,083)
Effect of foreign currency exchange rates on cash and cash equivalents	154	(52)
Increase (decrease) in cash and cash equivalents	1,583	(1,162)
Cash and cash equivalents, beginning of year	-	1,162
Cash and cash equivalents, end of year	$ 1,583	$ -

Supplementary information *(note 16)*

See accompanying notes to consolidated financial statements.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

1. OPERATIONS:

A.L.I. Technologies Inc. is incorporated under the laws of British Columbia and its principal business activity is the sale of electronic image management systems for medical applications. The Company has developed proprietary software to capture, display for review and store medical images and diagnostic reports in long-term archives. The Company integrates its software with industry standard computer and networking hardware, and markets, installs and services complete systems for use in hospitals and clinics.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all entities which are controlled by the Company, referred to as subsidiaries. The accounts of its subsidiaries are included from the date of acquisition. The effective interest of A.L.I. Technologies Inc. in the voting equity share capital of its subsidiaries is 100%. All significant intercompany balances and transactions are eliminated.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventories, capital assets, other assets and intangible assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c) Cash equivalents:

Cash equivalents include short-term deposits, which are highly marketable securities with a term to maturity of three months or less when acquired. Short-term deposits are valued at cost.

(d) Short-term investments:

Short-term investments are stated at the lower of cost and market. Short-term investments are R1 rating or higher. Short-term investments consist of commercial paper, notes and bonds with a term to maturity of less than one year when acquired.

(e) Inventories:

Inventories are valued at the lower of cost and net realizable value, except for raw materials and parts, which are valued at the lower of cost and replacement cost.

(f) Capital assets:

Capital assets are initially recorded at cost. Amortization is subsequently provided on the straight-line basis over the following periods:

Asset	Period
Furniture and fixtures	10yrs
Tools and equipment	5yrs
Computers and telecommunications	3-5yrs
Computer software	3yrs
Demonstration equipment	3yrs

Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their estimated useful lives or the related ten year lease.

(g) Equipment held for rental under operating leases:

The Company leases and rents equipment to certain customers and recognizes the revenue over the term of the agreement. Amortization is provided on a straight-line basis over the term of the agreement, ranging from two to five years.

(h) Intangible assets:

Intangible assets are initially recorded at cost. Amortization is subsequently provided based on the greater of straight line amortization over five years or 8% of sales of the European operations. A permanent impairment in the value of intangible assets is written off to earnings in the year such impairment is recognized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(i) Goodwill:

Goodwill represents the excess of acquisition consideration over the fair values of the net identifiable assets acquired and is amortized on a straight line basis over five years. The Company evaluates the carrying value of goodwill for potential permanent impairment on an ongoing basis. In order to determine if such a permanent impairment exists, the Company's management considers each business unit's financial condition and projected future earnings before tax. A permanent impairment in the value of goodwill is written-off to earnings in the year such impairment is recognized.

(j) Deferred tenant inducements:

Tenant inducements are deferred and amortized over the related ten year lease. Amortization is recorded as a reduction of rent expense.

(k) Revenue recognition:

The Company recognizes revenue from hardware only and software only sales upon shipment. Revenue from systems sales is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable, and collectibility is probable, which is upon customer acceptance of the system installation. License revenue is recognized when there is persuasive evidence of an arrangement and delivery of the software to the customer has occurred, provided the arrangement does not require customization of the software, the fee is fixed and determinable and collectability is considered probable. The Company leases certain equipment under sales-type leases and records revenue at the inception of the lease and finance revenue ratably over the term of the lease. Revenue from operating leases is recognized over the term of the agreement.

The Company defers prepaid service revenue and recognizes the service revenue ratably over the term of the contract. The Company defers the portion of the amount relating to the last payment on ALI UltraPACS system under lease or rental. Deposits received in advance of shipment are deferred and recognized upon achieving revenue recognition criteria.

(l) Research and development costs:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under Canadian generally accepted accounting principles for deferral and amortization. Software and related development costs, after the establishment of technological feasibility and commercial viability, are capitalized until the product is available for general release to customers. Amortization is provided on a straight-line basis over three years. No development costs were capitalized in 2001.

(m) Government assistance:

Government assistance consists of government grants. The Company follows the cost reduction method of accounting for government assistance whereby the benefit of government assistance is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received. For the year ended September 30, 2001, $37,841 (2000 - $39,325) of grants were recognized as a reduction of expenses.

(n) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax balances are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases ("temporary differences"). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(o) Translation of foreign currencies:

Transactions in foreign currencies are translated into Canadian dollars at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

Self-sustaining foreign operations are those whose economic activities are largely independent of those of the parent company. The Company uses the current rate method to translate the accounts of its self-sustaining operations into Canadian dollars. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses, including gains and losses on foreign exchange transactions other than long-term intercompany advances, are translated at average rates for the period. The unrealized translation gains and losses on the Company's net investment, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described as cumulative translation adjustment.

Integrated foreign operations are those whose economic activities are largely interdependent with those of the parent company. The foreign currency financial statements of integrated subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary items are translated at the exchange rates in effect on transaction dates. Revenue and expense items, except amortization, are translated at average exchange rates for the period, and amortization is translated at the same exchange rate as the asset to which it relates. Exchange gains and losses resulting from the translation of foreign currency financial statements of integrated subsidiaries are recognized in income.

(p) Warranty costs:

The Company generally provides a one year warranty against defects in materials and workmanship on major sales. A warranty reserve comprising 4.0% of the selling price and identified costs for specific projects is recorded at the time of sale.

(q) Share issue costs:

The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the stated value of such shares.

(r) Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 9(e). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(s) Earnings (loss) per share:

During the year, the Company adopted the Canadian Institute of Chartered Accountants' new recommendations on earnings per share calculations. Under these recommendations, the basic earnings (loss) per share continues to be calculated using the weighted average number of common shares outstanding during the period. If in a reporting period the Company has outstanding dilutive options, the diluted earnings (loss) per share is now calculated using the treasury stock method. The new recommendations have been applied retroactively and there was no impact on the figures presented.

(t) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3. INVENTORIES:

	2001 (000's)	2000 (000's)
Raw materials and parts	$ 812	$ 1,665
Work in progress	625	183
Service supplies	666	1,035
Finished goods	1,118	2,088
	$ 3,221	$ 4,971

4. CAPITAL ASSETS:

	2001 (000's)	2000 (000's)
Furniture and fixtures	$ 994	$ 963
Tools and equipment	300	264
Computers and telecommunications	4,771	4,127
Computer software	483	396
Demonstration equipment	467	712
Leasehold improvements	2,125	2,109
	9,140	8,571
Accumulated amortization	(5,089)	(3,897)
Net book value	$ 4,051	$ 4,674

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

5. OTHER ASSETS:

	2001 (000's)	2000 (000's)
Long-term receivables, net of current portion	$ 714	$ 141
Equipment held for rental under operating leases	31	69
Deferred product development costs, net of accumulated amortization of $608 (2000 - $413)	117	312
	$ 862	$ 522

Long-term receivables are due in quarterly instalments of U.S. $7,809 ($12,317) including interest, and annual instalments of $183,000, including interest. Receivables have been recorded at their net present value of the future payments assuming an effective interest rate of 8.50%. The current portion of these receivables, $97,715 (2000 - $65,458), has been included in accounts receivable.

The Company installs ALI UltraPACS systems under fixed term lease or rental agreements for periods up to five years. Rental agreements are commonly structured on the basis of a fixed fee for each examination completed. The cost of $443,394 is reported net of accumulated amortization of $412,046 (2000 - cost of $443,394 net of accumulated amortization of $374,089).

6. INTANGIBLE ASSETS:

	2001 (000's)	2000 (000's)
Acquired from S.E.P.P. Medical GmbH:		
Intellectual property and intangible assets	$ 1,900	$ 1,900
Goodwill	93	93
Accumulated amortization and write-down	(1,993)	(1,615)
	-	378
Acquired from Olicon Imaging Systems, Inc.:		
Goodwill	2,196	2,196
Accumulated amortization	(1,039)	(593)
	1,157	1,603
	$ 1,157	$ 1,981

During 2000 and 2001, management evaluated the financial prospects of the intellectual property and intangible assets acquired from S.E.P.P. Medical GmbH. Management determined that a permanent impairment in the value of these assets had occurred. Accordingly, the intellectual property and intangible assets were written down to their estimated net recoverable amount in 2000 and 2001.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

7. BANK INDEBTEDNESS:

Included in bank indebtedness at September 30, 2000 was $586,000 bearing interest at a rate of 5.75%, due on May 26, 2001, and secured by a letter of credit provided by the Royal Bank of Canada. The remaining balance related to a revolving demand loan bearing interest at the U.S. bank prime rate plus 3/4%, due on demand, and secured by a first charge on all of the Company's assets.

8. LONG-TERM DEBT:

	2001 (000's)	2000 (000's)
CANARIE funding of $336,000 is unsecured; non-interest bearing; payable only through quarterly royalty payments to be calculated based on 3.5% of sales revenue on the product resulting from the development project to a maximum of $403,000 (1.2 times the original funding). As of September 30, 2001, $199,854 has been paid. The liability has been recorded at its present value based on an estimate of the future repayments.	$ 52	$ 146
Current portion	(52)	(8)
	$ -	$ 138
Interest on long-term debt	$ 8	$ 72

9. SHARE CAPITAL:

(a) Authorized:

(i) 200,000,000 Common shares, without par value

(ii) 100,000,000 Class A preference shares, without par value

(b) Issued and outstanding:

	Number of shares	Stated values (000's)
Outstanding, September 30, 1999	10,918,553	$ 38,605
Issued for cash from share options	32,180	64
Repurchased and cancelled during the year (note 9(c))	(500,200)	(1,767)
Escrow shares cancelled during the year (note 9(d))	(99,600)	(965)
Outstanding, September 30, 2000	10,350,933	35,937
Issued for cash from share options	237,450	476
Repurchased and cancelled during the year (note 9(c))	(21,200)	(74)
Outstanding, September 30, 2001	10,567,183	$ 36,339

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

(c) During the year, the Company acquired and cancelled 21,200 (2000 - 500,200) of its common shares for cash consideration totaling $80,983 (2000 - $2,643,427) pursuant to a normal course issuer bid. The excess of the purchase cost of these shares over their assigned value of $7,381 (2000 - $876,000) was charged to deficit.

(d) The Company entered into an agreement on April 1, 1998 to acquire certain intellectual property and other intangible assets from S.E.P.P. Medical GmbH, a company based in Germany, for 105,000 common shares at a deemed price of $16.50 per share, which were issued on April 27, 1998 and $783,600 in cash. The common shares were subject to performance criteria whereby one common share was released for each $41.00 of net income earned by the Company's European operations. Due to the uncertainty that some of the shares would not be released, a reserve of $678,344 was set up to reduce share capital and the cost of the intellectual property. 5,400 shares were released from escrow in 1999.

At September 30, 1999, there were 99,600 shares held in escrow subject to an escrow agreement dated April 1, 1998 between the Company, S.E.P.P. Medical GmbH and Montreal Trust Company of Canada. At September 30, 2000, S.E.P.P. Medical GmbH waived its right to receive these shares and the agreement was terminated and the shares cancelled. The excess of the carrying value of the shares over the cost of cancellation of $965,056 was recorded as contributed surplus at September 30, 2000 and, with shareholders' approval, was eliminated in 2001 by an allocation of the deficit.

(e) The Company received shareholders' and regulatory approval to reserve 2,500,000 shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Vesting of options is generally over four years, though the option may not be exercised in the first year of employment.

	Number of options	Weighted average exercise price
Outstanding, September 30, 1999	1,283,467	$ 12.31
Granted	973,025	5.67
Exercised	(32,180)	2.00
Cancelled	(949,810)	15.60
Outstanding, September 30, 2000	1,274,502	5.05
Granted	1,000,700	3.40
Exercised	(237,450)	2.00
Cancelled	(263,125)	5.00
Outstanding, September 30, 2001	1,774,627	$ 4.53

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

The following table summarizes the stock options outstanding at September 30, 2001:

	Options outstanding				Options exercisable	
Range of exercise prices	Number of shares	Weighted average remaining contractual life		Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.65 - $ 3.80	617,807	4.9	$	2.44	234,995	$ 2.34
$5.00 - $ 6.80	1,154,820	4.6		5.65	392,208	5.98
$14.75	2,000	4.2		14.75	1,000	14.75
	1,774,627	4.68	$	4.53	628,203	$ 4.64

The options outstanding at September 30, 2001 expire between April 11, 2002 and May 18, 2007.

10. FINANCIAL INSTRUMENTS:

(a) Foreign exchange risk management activities:

The Company periodically enters into forward foreign exchange contracts to hedge its foreign currency exposure on certain export sales. The contracts oblige the Company to sell U.S. dollars in the future at predetermined exchange rates. The contracts are matched with certain anticipated future sales in foreign currencies. At September 30, 2001, the Company did not enter into any forward foreign exchange contracts.

(b) Fair values:

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on rates currently available to the Company for advances with similar terms, the carrying value of its long-term receivables approximates fair value. Due to the uncertainty over timing of repayment, the fair value of its long-term debt is not reasonably determinable.

(c) Concentration of business risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, short-term investments and accounts receivable. The Company places its cash equivalents and short-term investments in high quality financial institutions. Credit risk in receivables is generally limited to government agencies, universities and hospitals. The Company adopts credit policies and standards to monitor the evolving software and hardware industry. Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company's major customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever considered necessary.

Substantially all of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the U.S. dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating some of its payment obligations in U.S. dollars and through the periodic use of forward foreign exchange contracts.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

11. INCOME TAXES:

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 44.9% (2000-45.6%) to loss before amortization of goodwill and income taxes as shown in the following table:

	2001	2000
	(000's)	(000's)
Combined Canadian federal and provincial income taxes at expected rate	**$ 1,855**	$ (1,435)
Foreign income taxed at other rates	**(1,559)**	(262)
Amortization and intellectual property write-down not tax deductible	**370**	808
Permanent and other differences	**(543)**	126
Change in valuation allowance	**13**	1,119
Income tax expense	**$ 136**	$ 356

The temporary differences that give rise to future tax assets as of September 30, 2001 and 2000 is presented below:

	2001	2000
	(000's)	(000's)
Future income tax assets:		
Tax loss carryforwards	**$ 3,754**	$ 3,812
Research and development expenses	**253**	140
Capital assets	**381**	643
Share issue costs	**76**	175
Warranty reserves	**256**	211
Other	**303**	29
Total gross future tax assets	**5,023**	5,010
Valuation allowance	**(4,018)**	(4,005)
Net future tax assets	**1,005**	1,005
Current portion	**(106)**	(106)
	$ 899	$ 899

Management is of the opinion, that it is more likely than not, that the results of future operations will generate sufficient taxable income to realize the net future income tax assets reflected on the Company's balance sheet.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

11. INCOME TAXES (CONTINUED):

At September 30, 2001, the Company has non-capital losses carried forward for tax purposes totaling approximately $11,600,000 which are available to reduce taxable income of future years in the amount of $2,750,000 in Canada, $3,900,000 in the United States, $2,650,000 in Germany and $2,300,000 in the Netherlands. The losses in Canada expire commencing in 2005 through 2006 and in the United States commencing in 2011 through 2020. The carry forward periods in Germany and the Netherlands are indefinite.

12. EARNINGS (LOSS) PER SHARE:

The following weighted average number of shares was used for the computation of earnings (loss) per share:

	2001	2000
Weighted average shares used in computation of basic earnings (loss) per share	**10,394,890**	10,713,186
Weighted average sharesfrom assumed conversion of dilutive options	**486,548**	-
Weighted average shares used in computation of diluted earnings per share	**10,881,438**	10,713,186

13. COMMITMENTS AND CONTINGENCIES:

The Company has entered into various operating lease agreements with remaining terms of up to nine years for office premises and equipment. The minimum payments in each of the next five years and thereafter are approximately as follows:

		(000's)
2002	$	520
2003		493
2004		532
2005		545
2006		545
2007 and thereafter		1,723

During the year, the Company entered into a letter of guarantee in favor of a customer in the amount of U.S. $30,787, expiring in December 2001.

Years Ended September 30, 2001 and 2000 (IN THOUSANDS OF CANADIAN DOLLARS)

14. SEGMENTED INFORMATION:

In the opinion of Management, the Company carried on business in one operating segment, being the design, manufacture and marketing of medical information management technology. Management of the Company makes decisions about allocating resources based on the one operating segment. A summary of sales by region is as follows:

	2001	2000
	(000's)	(000's)
By region:		
United States	**$ 36,859**	$ 29,143
Canada	**2,197**	1,268
Europe	**1,344**	1,062
Total sales	**$ 40,400**	$ 31,473

Revenues are attributed to countries based on location of customers.

A summary of the net book value of capital assets and goodwill by region is as follows:

	2001	2000
	(000's)	(000's)
By region:		
United States	**$ 1,498**	$ 2,110
Canada	**3,710**	4,050
Europe	**-**	256
	$ 5,208	$ 6,416

15. RELATED PARTY TRANSACTIONS:

During the year, the Company rented an office and purchased inventory and services from a company controlled by an executive. Related party transactions are as follows:

	2001	2000
	(000's)	(000's)
Technical support and management services	**$ 308**	$ 151
Rent	**24**	32
Operational expense	**138**	630
Inventory	**272**	425

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Years Ended September 30 (IN THOUSANDS OF CANADIAN DOLLARS)

16.SUPPLEMENTARY INFORMATION:

	2001 (000's)	2000 (000's)
Cash paid for:		
Interest	$ 45	$ 147
Income taxes	94	11
Non-cash investing and financing activities:		
Cancellation of escrow shares	-	965
Transfer of inventory to capital assets	494	1,750

17.EUROPEAN OPERATIONS:

During 2001, management assessed the financial prospects of its European operations, determined that a permanent impairment in the value of certain assets had occurred, and restructured accordingly. The recoverability of assets was evaluated based on factors such as future utilization, business climate, and the future undiscounted cash flows expected to result from the use of the related assets. The carrying amount of the assets has been written down to their estimated net recoverable amount. In addition, certain restructuring charges were incurred and expensed in the current year.

THREE YEAR FINANCIAL SUMMARY

		1999	2000	2001
SALES AND INCOME (IN MILLIONS OF CANADIAN DOLLARS)	System sales	$ 15.2	$ 20.3	$ **26.3**
	Services	3.4	5.3	**7.0**
	Channel sales	1.7	4.8	**6.5**
	Other	1.1	1.1	**0.6**
	Total sales	$ 21.4	$ 31.5	$ **40.4**
	Gross margin	50%	48%	**55%**
	Operating expense	$ 12.6	$ 17.3	$ **18.0**
	Interest income	1.0	0.5	**0.5**
	Foreign exchange gain (loss)	(0.2)	(0.0)	**0.2**
	Income tax expense (recovery)	(0.4)	0.4	**0.1**
	Net income (loss)	$ (1.0)	$ (3.9)	$ **3.6**
CASH FLOW (IN MILLIONS OF CANADIAN DOLLARS)	Cash flow from operations	$ 0.9	$ (5.2)	$ **5.7**
	Cash and short-term investments	17.5	8.3	**13.6**
FINANCIAL POSITION (IN MILLIONS OF CANADIAN DOLLARS)	Current assets	$ 28.9	$ 21.8	$ **28.7**
	Total assets	37.2	29.9	**35.6**
	Current liabilities	6.5	5.8	**7.4**
	Long term debt	0.2	0.1	-
	Shareholders' equity	29.7	23.3	**27.2**
	Total liabilities and shareholders' equity	37.2	29.9	**35.6**
LIQUIDITY (IN MILLIONS OF CANADIAN DOLLARS)	Working capital	$ 22.4	$ 16.0	$ **21.3**
	Current ratio	4.5	3.8	**3.9**
PER COMMON SHARE (IN CANADIAN DOLLARS, based on average shares outstanding)	Sales	$ 1.94	$ 2.96	$ **3.86**
	Cash and short-term investments	1.59	0.78	**1.30**
	Book value	2.70	2.19	**2.60**
	Tangible book value	2.35	2.00	**2.49**
ADDITIONAL INFORMATION (IN MILLIONS OF CANADIAN DOLLARS)	EBITDA	$ (1.1)	$ (2.0)	$ **5.1**
	Capital expenditures (net of disposals)	1.8	2.3	**0.6**
	Deferred development costs: current additions	0.4	0.0	-
	Deferred development costs: unamortized balance	0.5	0.3	**0.1**
	Revenue per employee (000's)	145	169	**203**
IN PERCENTAGES	Gross margin	50%	48%	**55%**
	Operating margin	-9%	-7%	**11%**
	Net margin	-5%	-13%	**9%**
	Return on average equity	-3%	-15%	**14%**
	Return on average assets	-3%	-12%	**11%**

THREE YEAR QUARTERLY FINANCIAL DATA

	REVENUE	GROSS MARGIN	OPERATING EXPENSE	OPERATING MARGIN	NET INCOME	EPS (Basic)
2001						
Q1	$ **8,812**	**53%**	$ **4,297**	**4%**	$ **(690)**	$ **(0.06)**
Q2	$ **8,712**	**55%**	$ **4,263**	**6%**	$ **707**	$ **0.07**
Q3	$ **10,604**	**56%**	$ **4,520**	**14%**	$ **1,116**	$ **0.11**
Q4	$ **12,272**	**57%**	$ **4,920**	**17%**	$ **2,440**	$ **0.23**
	$ **40,400**	**55%**	$ **18,000**	**11%**	$ **3,573**	$ **0.34**
2000						
Q1	$ 9,334	50%	$ 3,730	10%	$ 892	$ 0.08
Q2	$ 8,771	49%	$ 3,919	4%	$ 381	$ 0.04
Q3	$ 5,152	48%	$ 4,381	-37%	$ (1,836)	$ (0.17)
Q4	$ 8,216	45%	$ 5,293	-20%	$ (3,376)	$ (0.32)
	$ 31,473	48%	$ 17,323	-7%	$ (3,939)	$ (0.37)
1999						
Q1	$ 4,630	55%	$ 2,670	-2%	$ 132	$ 0.01
Q2	$ 6,716	54%	$ 2,919	11%	$ 749	$ 0.07
Q3	$ 5,889	51%	$ 3,300	-5%	$ (102)	$ (0.01)
Q4	$ 4,179	35%	$ 3,709	-54%	$ (1,754)	$ (0.16)
	$ 21,414	50%	$ 12,598	-9%	$ (975)	$ (0.09)



A.L.I. Technologies Inc.

CORPORATE HEADQUARTERS
A.L.I. Technologies Inc.
#130 - 10711 Cambie Road
Richmond, BC Canada V6X 3G5

Telephone:	(604) 279-5422
Facsimile:	(604) 279-5468
Toll free phone:	(800) 661-5885
Toll free facsimile:	(800) 261-5432
E-mail:	info@alitech.com

USA CORPORATE OFFICE
A.L.I. Imaging Systems Corp.
A.L.I. Services Corp.
1325 Pico Street, Suite 105
Corona, CA USA 92881-6474

Toll free phone:	(800) 576-4070
Telephone:	(909) 549-1140
Facsimile:	(909) 549-0406

EUROPEAN CORPORATE OFFICE
A.L.I. Technologies (Europe) BV
Koningslaan 34, 1075 AD
Amsterdam, The Netherlands

EUROPEAN REPRESENTATIVES
Germany, Austria, UK, Middle East
PACS Distribution GmbH
Gewerbering 9
91341 Rottenbach, Germany

Telephone:	+49 (0) 9195948780
E-mail:	fj.prester@alitech.de

France, Spain, Netherlands
S.A.R.L. XPRIM
42, Avenue du General Decroute
31100 Toulouse, France

Telephone:	+33 (0) 6.61.55.16.91.
E-mail:	kseymour@alitech.com

www.alitech.com

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